RBC CREATES WEALTH MANAGEMENT SEGMENT
Move enhances focus on growing global businesses
to complement premier Canadian franchise
TORONTO, February 7, 2007 — RBC today announced the creation of a new Wealth Management business segment consisting of businesses that directly serve the growing wealth management needs of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     “We believe that global demand for wealth management products and services will continue to increase as global economies develop and populations mature,” said Gordon M. Nixon, RBC President and Chief Executive Officer. “RBC is very well positioned to generate high quality revenue and earnings growth from this demand and we intend to grow this segment of our business aggressively over the next several years.”
The growth of the Wealth Management segment will be built on the foundation of:
•	Canada’s largest full-service brokerage business, RBC Dominion Securities;
•	Canada’s largest single fund management company, RBC Asset Management;
•	RBC’s leading trust services and discretionary investment management businesses in Canada;
•	The eighth largest full service brokerage in the U.S., RBC Dain Rauscher; and
•	One of the world’s leading private banks, Royal Bank of Canada Global Private Banking, which provides wealth management services to clients in 21 financial centres around the world.
     RBC’s Wealth Management segment will be led by George Lewis, previously head of RBC’s Canadian Wealth Management business line, who will join RBC’s Group Executive immediately. As of October 31, 2006, Wealth Management had approximately $475 billion of client assets under administration, $140 billion of assets under management, and 3,000 financial advisors, demonstrating critical mass in an attractive segment of the global financial services market.
     The new Wealth Management platform complements RBC’s global wholesale banking segment, Capital Markets, which has a leadership position in Canada across virtually all major business lines and strong and growing market positions in select segments of the global capital markets. The Capital Markets segment will be a key partner of the Wealth Management segment since its products and services are increasingly in demand by advisors to high net worth clients.
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     The performance of RBC’s banking businesses outside Canada remains important to future growth. As head of RBC’s U.S. & International Banking segment, Peter Armenio will continue to be responsible for RBC’s banking operations internationally and in the U.S., including RBC’s Caribbean banking operations and RBC Centura, with more than 290 branches in five U.S. states. “We will continue to focus on being the bank for businesses, business owners, and professionals in the Southeast U.S. by expanding our products and services to meet the needs of our clients,” Nixon said. Armenio will also oversee RBC’s 50 per cent ownership in its RBC Dexia joint venture.
     RBC’s largest business segment will be renamed Canadian Banking and remain a core source of revenues and earnings under the leadership of Jim Westlake. “Our Canadian retail business segment will continue to differentiate itself from our Canadian and U.S. peers by offering clients significant breadth and quality of products and advice,” Nixon said.
     In addition to Personal Banking, Business Financial Services, Cards and Payment Solutions, and Global Insurance, RBC’s retail investment business in Canada, both in-branch and RBC Direct Investing, will continue to be a part of the Canadian Banking segment.
     Operationally, the new corporate structure will take effect immediately. RBC will begin reporting financial results according to the new structure as of its second quarter earnings report, scheduled for May 25, 2007.
ABOUT RBC
     Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. Our corporate support team enables business growth with expert professional advice and state-of-the art processes and technology. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business, public sector and institutional clients throughout offices in North America and 34 countries around the world. For more information, please visit rbc.com.

For further information, please contact:
Beja Rodeck, Director, Media Relations, (416) 974-5506, toll-free 1-888-880-2173, beja.rodeck@rbc.com